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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)

                              COLUMBIA ENERGY GROUP
                            (NAME OF SUBJECT COMPANY)

                              COLUMBIA ENERGY GROUP
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, PAR VALUE $0.01
                         (TITLE OF CLASS OF SECURITIES)

                                    197648108
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              MICHAEL W. O'DONNELL
                SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                              COLUMBIA ENERGY GROUP
                            13880 DULLES CORNER LANE
                             HERNDON, VIRGINIA 20171
                                 (703) 561-6000
    (NAME,ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                             NEIL T. ANDERSON, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

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         This Amendment No. 10 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on July 6, 1999, and as subsequently amended July 6, 1999, July 9, 1999, July 12, 1999, July 15, 1999, July 16, 1999, July
20, 1999, July 22, 1999, July 30, 1999 and August 3, 1999 (as so amended, the "Schedule 14D-9"), by Columbia Energy Group, a Delaware corporation (the "Company"), relating to the tender offer by NiSource Inc., an Indiana corporation, to purchase for cash through its wholly-owned subsidiary, CEG Acquisition Corp., a Delaware corporation, all of the outstanding common shares, par value $0.01 per share, of the Company (the "Offer"). Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

         Item 6 is hereby supplemented and amended by adding the following:

         On August 3, 1999, pursuant to its previously announced repurchase program, the Company purchased 90,000 Shares on the open market at a weighted average price per share of $60.0799.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               COLUMBIA ENERGY GROUP



                                   /s/ Michael W. O'Donnell
                               By:
                                  ----------------------------------------------
                               Name: Michael W. O'Donnell
                               Title: Senior Vice President and Chief Financial Officer


Dated: August 4, 1999